

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 6010

July 16, 2008

John R. Cheney
Chief Executive Officer and
 Chief Financial Officer
Cardima, Inc.
47266 Benicia Street
Fremont, CA 94538-7330

     RE: **Cardima, Inc.**
           Form 10-KSB for the fiscal year ended December 31, 2007
           File No. 000-22419

Dear Mr. Cheney:

     We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

          Sincerely,

          Martin James
          Senior Assistant Chief Accountant